Exhibit 99.3

RNS Number:4416I
Wolseley PLC
10 February 2005

NEWS RELEASE

Wolseley plc
£33 Million Spent on Four New Acquisitions

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, provides an update on recent acquisitions.

Since Wolseley's last acquisitions announcement on 6 January 2005, an additional four distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £33 million in cash.

These acquisitions bring Wolseley's total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £216 million. In total, the fourteen acquisitions completed to date are expected to add approximately £357 million to group turnover in a full year. Goodwill related to these fourteen acquisitions is estimated to be around £80 million.

Details of the additional four acquisitions are set out below.

European Distribution

In January 2005, Manzardo in Italy acquired the Iser Zauli group of companies ('IZ'). IZ is a distributor of plumbing, heating and air-conditioning products, trading from 12 branches in Northern and Central Italy, along the Adriatic coast. IZ achieved sales of €44.9 million (£30.8 million) in the year to 31 December 2003 and had net assets, excluding net debt, of €15.9 million (£10.9 million) at that date. This acquisition significantly increases Manzardo's presence in Italy and complements its existing 23 branch network.

Also in January 2005, Brossette in France acquired Duval Materiaux de Construction SA ('Duval'), a distributor of roofing materials, including slates, tiles and skylights. The company operates from a single branch close to Rouen, 130km North West of Paris. Duval achieved sales of €13.9 million (£9.5 million) in the year to 31 December 2003 and had net assets, excluding net cash acquired, of €2.9 million (£2.0 million) at that date.

North American Plumbing and Heating Distribution

In January 2005, Ferguson acquired J.D.Daddario Co., Inc ('Daddario') a wholesale distributor of plumbing and heating products, appliances, lighting and electrical supplies. Operating with four branches in Massachusetts, Daddario supports the new build and repairs, maintenance and improvement (RMI) residential markets. Daddario had sales of $50.9 million (£27.2 million) in the year to 31 January 2004 and net assets, excluding net debt, of $9.8 million (£5.2 million) at that date.

In February 2005, Ferguson acquired the trade and certain assets of Mecko Supply Co., Inc ('Mecko'). Mecko is a wholesale distributor of plumbing products from two locations in Charlotte, North Carolina, and primarily serves the residential and commercial markets. Mecko had sales of $7.4 million (£4.0 million) in the year to 31 December 2003 and net assets, excluding net debt, of $1.9 million (£1.0 million) at that date.

The segmental split of the total acquisition spend since 1 August 2004 has been:

Division	No. of	Spend
	Acquisitions	£ million

European Distribution	7	152
North American Plumbing & Heating Distribution	7	64
TOTAL	14	216

Charlie Banks, Group Chief Executive of Wolseley said:

"I am pleased we have met our £200m yearly target for acquisitions in the first six months of the year. These bolt-on acquisitions will further strengthen our presence in Europe and North America, and they support our strategy of growing the business through acquisition and organic growth."

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:
£1 = $1.87, £1 = €1.46

Press/Investor Enquiries:

Wolseley plc 0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 51,500 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

-ENDS-

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